Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades completes the acquisition
of Sprague board mill

Kingsey Falls, Québec, July 19, 2006 - Cascades Inc. (CAS-TSX) announces that it has completed on July 19, 2006, the previously announced acquisition of the Sprague (Connecticut) coated recycled board mill from Caraustar Industries Inc. (NASDAQ-CSAR). This transaction, which amounts to US$ 14.5 million, received the approval of the environmental authorities of the State of Connecticut.  In the future, the Sprague mill will operate under the name Cascades Boxboard Group-Connecticut LLC, Versailles Mill.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Marc Jasmin, C.M.A. Director, Investor relations Cascades Inc. (514) 282-2681 marc_jasmin@cascades.com	Mr. Eric Laflamme President and Chief Operating Officer Cascades Boxboard Group North America